August 26, 2005


Mr. James G. Ivey
Chief Financial Officer
Markwest Energy Partners, L.P.
155 Inverness Drive West, Suite 200
Englewood, CO 80112-5000

	Re:	Markwest Energy Partners, L.P.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed June 24, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
Filed June 24, 2005 and August 9, 2005
		File No. 0-21956

Dear Mr. James G. Ivey:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Overview of the Industry and Our Business, page 9

1. Please expand your disclosure on page 12 to explain how the ratios disclosed were calculated and to define your use of the term gross margin. Compare and contrast these measures to the information disclosed in your segment footnote on page 96.

Financial Statements

Note 2, Summary of Significant Accounting Policies, page 72

Basis of Presentation, page 72

2. Please expand your basis of presentation accounting policy to disclose the principles under which you determine whether an entity is consolidated. In this regard, please expand your disclosure to describe how you determine consolidation is appropriate and whether you have interests in unconsolidated entities and the related methods used to account for those interests.

Revenue Recognition, page 75

3. We note your description of various types of contracts with customers beginning on pages 17 through 20 and 31. Please expand your accounting policy to address the nature of these contracts and your revenue recognition accounting policy for each. Additionally explain in your disclosure how you have applied the revenue recognition principles in SAB Topic 13.A to the contractual terms of your arrangements and your operations. .

4. Please expand your disclosure to address your accounting policies for buy/sell arrangements. To the extent you have these arrangements please submit to us the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm.

Note 4, Asset Retirement Obligation, page 81

5. We note your disclosure indicating that certain assets have indeterminate lives which limits your ability to determine the associated asset retirement obligation. Please explain the nature of these assets and the consideration given for other estimates used for these same assets such as your determination of their estimated useful lives. Additionally, please explain why you believe that you have considered all information to reasonably estimate the timing of the settlement of your asset retirement obligations. Please describe to us the limiting factors which prohibit you from further recognizing an asset retirement obligation, if that is your belief.



Note 6, Intangible Assets Subject to Amortization, page 82

6. We note that in determining the fair value of your customer contracts you considered renewals of your contracts. Please provide us a summary of the impact your assumptions, relating to contract renewals, had on the valuation of your customer contracts. Please demonstrate how you concluded, on a case by case basis, that your contracts are renewable and how such renewals can be effected with little or no cost. Please refer to paragraphs 11(c) and 11(d) of SFAS
142 and EITF 03-09.

Note 13, Commitments and Contingencies, page 91

7. We note your disclosure regarding lawsuits filed in connection with the pipeline leak between the Maytown and Siloam facilities. In this regard we note your disclosure provided on Form 10-Q for the fiscal quarter ended June 30, 2005 in which you indicate your insurer has initially denied your claim in this matter. Please expand your disclosure to quantify any reasonably possible loss or range of loss, or a statement indicating that the loss is remote. Refer to SFAS 5.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief


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Mr. James G. Ivey
Markwest Energy Partners, L.P
August 26, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05